Exhibit 12.1

DAVITA HEALTHCARE PARTNERS INC.

RATIO OF EARNINGS TO FIXED CHARGES

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings for this purpose are defined as pretax income from continuing operations adjusted by adding back fixed charges expensed during the period less noncontrolling interests. Fixed charges include debt expense (interest expense and the amortization of deferred financing costs), the estimated interest component of rent expense on operating leases, and capitalized interest.

	Year ended December 31,
	2016	2015	2014	2013	2012
	(in thousands, except share data)
Earnings adjusted for fixed charges:
Income from continuing operations before income taxes	$1,488,895	$723,136	$1,309,673	$1,124,978	$1,001,304
Add:
Debt expense	414,382	408,380	410,294	429,943	288,554
Interest portion of rent expense	181,888	166,821	149,432	137,558	112,424
Less: Noncontrolling interests	(153,640)	(158,304)	(140,949)	(124,276)	(105,891)
	442,630	416,897	418,777	443,225	295,087
	$1,931,525	$1,140,033	$1,728,450	$1,568,203	$1,296,391
Fixed charges:
Debt expense	414,382	408,380	410,294	429,943	288,554
Interest portion of rent expense	181,888	166,821	149,432	137,558	112,424
Capitalized interest	12,990	9,723	7,888	6,408	8,127
	$609,260	$584,924	$567,614	$573,909	$409,105
Ratio of earnings to fixed charges	3.17	1.95	3.05	2.73	3.17